UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an executive director and prescribed officers have dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

The transactions were pursuant to sign-on awards and vested share awards in the Company’s Deferred Share Plan (DSP). The number of shares allocated has been calculated using the five-day volume weighted average price of the JSE AngloGold Ashanti share price as well as the five-day USD/ZAR exchange rate prior as indicated below.

The executive director will receive AngloGold Ashanti shares to the value of US$565,005. US$124,294 of the award vested on 20 February 2023, and US$32,857, US$154,990, US$37,431 and US$213,433 will each vest on 1 December 2023, 20 February 2024, 1 December 2024 and 20 February 2024, respectively.

Vesting date	Value of Shares (USD)	Value of Shares (ZAR) (1)	Number of AGA shares (2)
20 February 2023	124,294	2,235,470	7,030
1 December 2023	32,857	590,825	1,858
20 February 2024	154,990	2,787,500	8,766
1 December 2024	37,431	673,185	2,117
20 February 2025	213,433	3,839,093	12,073
TOTAL	563,005	10,126,074	31,844
(1) Exchange rate five-day USD/ZAR exchange rate prior to 23 February 2023: 1 USD: 18.01 ZAR
(2)JSE five-day VWAP prior to 23 February 2023: ZAR 317.99

The Company has awarded the first tranche of the sign-on bonus to the executive director as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of executive director	Gillian Doran
Name of company	AngloGold Ashanti
Nature of transaction	Off market receipt of the first tranche of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	21 June 2023
Number of shares purchased and awarded	7,030
Price per share	R426.6528
Value of transaction (excluding brokerage and other fees)	R2,999,369.18

Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

A prescribed officer, Terry Briggs, will receive AngloGold Ashanti shares to the value of US$889,800. US$408,809 of the award vested on 1 April 2023, and US$255,878 and US$225,113 will each vest on 1 April 2024 and 1 April 2025, respectively.

Vesting date	Value of Shares (USD)	Value of Shares (ZAR) (1)	Number of AGA shares (2)
1 April 2023	408,809	6,632,904	21,595
1 April 2024	255,878	4,151,747	13,517
1 April 2025	225,113	3,652,628	11,892
TOTAL	889,800	14,437,279	47,004
(1) Exchange rate five-day USD/ZAR exchange rate prior to 10 May 2022: 1 USD: 16.15 ZAR
(2) JSE five-day VWAP prior to 10 May 2022: ZAR 307.15

The Company has awarded the first tranche of the sign-on bonus to the prescribed officer as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of prescribed officer	Terry Briggs
Name of company	AngloGold Ashanti
Nature of transaction	Off-market receipt of the first tranche of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	21 June 2023
Number of shares purchased and awarded	21,595
Price per share	R426.6528
Value of transaction (excluding brokerage and other fees)	R9,213,567.22
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

A prescribed officer, Lisa Ali, received AngloGold Ashanti shares to the value of US$837,346. US$384,991 of the award vested on 1 November 2022 and US$452,355 on 1 April 2023.

Vesting date	Value of Shares (USD)	Value of Shares (ZAR) (1)	Number of AGA shares (2)
1 November 2022	384,991	6,246,510	20,337
1 April 2023	452,355	7,339,656	23,896
TOTAL	837,346	13,586,166	44,233
(1)Exchange rate five-day USD/ZAR exchange rate prior to 10 May 2022: 1 USD: 16.15 ZAR
(2) JSE five-day VWAP prior to 10 May 2022: ZAR 307.15

The Company has awarded the first tranche of the sign-on bonus to the prescribed officer as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of prescribed officer	Lisa Ali
Name of company	AngloGold Ashanti
Nature of transaction	Off-market receipt of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	21 June 2023

Number of shares purchased and awarded	44,233
Price per share	R426.6528
Value of transaction (excluding brokerage and other fees)	R18,872,133.30
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

On 4 March 2022, the Company released an announcement on SENS regarding a sign-on bonus awarded to Marcelo Godoy, a prescribed officer.

The Company has awarded the second tranche of the sign-on bonus to the prescribed officer as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of director	Marcelo Godoy
Name of company	AngloGold Ashanti
Nature of transaction	Off-market receipt of the second tranche of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	21 June 2023
Number of shares purchased and awarded	37,574
Price per share	R426.6528
Value of transaction (excluding brokerage and other fees)	R16,031,052.31

This transaction was pursuant to vested share awards in the Company’s DSP.

Name of director	Marcelo Godoy
Name of company	AngloGold Ashanti
Nature of transaction	Off market exercise of vested DSP awards
Class of security	Ordinary shares
Date of transaction	26 June 2023
Number of shares purchased and awarded	2,036
Price per share	R417.7305
Value of transaction (excluding brokerage and other fees)	R850,499.30
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the executive director and prescribed officers by selling a portion of the shares allocated to them by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

Name of company	AngloGold Ashanti
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred with the sign-on awards

Class of security	Ordinary shares
Date of transaction	26 June 2023
Name of executive director	Gillian Doran
Number of shares sold	2,614
Price per share	R417.7305
Value of transaction (excluding brokerage and other fees)	R1,091,947.53
Name of prescribed officer	Terry Briggs
Number of shares sold	8,028
Price per share	R417.7305
Value of transaction (excluding brokerage and other fees)	R3,353,540.45
Name of prescribed officer	Lisa Ali
Number of shares sold	19,443
Price per share	R417.7305
Value of transaction (excluding brokerage and other fees)	R8,121,934.11
Name of prescribed officer	Marcelo Godoy
Number of shares sold	14,728
Price per share	R417.7305
Value of transaction (excluding brokerage and other fees)	R6,152,334.80
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

ENDS

27 June 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Media
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 27, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary